UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*

                            nStor Technologies, Inc.
                            ------------------------
                                (Name of Issuer)

                                  Common Stock
                   ----------------------------------------
                         (Title of Class of Securities)

                                  449-684-10-91
                             --------------------
                                 (CUSIP Number)

                   Mr. H. Irwin Levy, Chief Executive Officer
                            nStor Technologies, Inc.
         100 Century Boulevard, West Palm Beach, FL 33417, 561/640-3100
         --------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 August 15, 2001
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 449-684-10-91

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        3,192,444
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               3,192,444
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,192,444
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.94%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

      Item 1. Security and Issuer.

      The class of equity securities to which this Schedule 13D relates is the shares of common stock .05 par value per share (the "Shares") of nStor Technologies, Inc. (the "Company"). The principal executive offices of nStor Technologies, Inc. is located at 100 Century Boulevard, West Palm Beach, FL 33417.

      Item 2. Identity and Background.

      This statement is being filed by Maurice A. Halperin. My business address is 17890 Deauville Lane, Boca Raton, FL 33496. I am a private investor. During the last five years, I have not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) and I have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in my being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. I am a citizen of the United States.

      Item 3. Source and Amount of Funds or Other Consideration.

      The source of the funds for the purchase of the shares was my personal funds. The total amount of money used to purchase the Shares is $3,799,848.

      Item 4. Purpose of Transaction.

      This Amendment No. 3 to my Schedule 13D is being filed to report a change in my purpose for acquiring the Shares. My purpose now includes acquiring a controlling interest in the Company, as well as for investment. In a letter of proposal dated August 29, 2001, I set forth the basic terms and conditions under which I would acquire a controlling interest in the Company. Under the August 29,2001 proposal, I would invest a total of $16,400,000 in the Company, consisting of $8 million in cash and tradable securities with a market value at the date of the closing on the proposed transaction of $8,400,000. The $8 million in cash would include $3,100,000 in loans which I made to the Company in accordance with the terms of two promissory notes dated August 14, 2001. On August 15, 2001, the Company's Board of Directors appointed me Chairman. My appointment is subject to shareholder approval. I replaced H. Irwin Levy, who was appointed Vice Chairman. Mr. Levy continues to serve as the Company's Chief Executive Officer. A definitive agreement is currently being negotiated. It is anticipated that a closing will occur on September 28, 2001.

      The principal terms and conditions of my acquisition of a controlling interest are as follows:

      1. All of the Company's preferred stock, except for the preferred stock owned by David Sykes, will be eliminated simultaneously with the closing.

      2. At the closing, the indebtedness due Bernard Marden and H. Irwin Levy in the amount of $1,250,000 will be eliminated through the issuance of shares on whatever terms Mr. Marden and Mr. Levy may decide.

      3. Prior to the closing, I will gift 3,192,444 common shares to the Halperin Foundation, a charitable foundation. I am not a trustee of and do not have the power to direct how the Halperin Foundation's assets are donated. I will receive a sufficient number of newly issued shares to provide me with ownership of 48.8888% of the outstanding common shares of the Company after the closing.

      4. I shall have the right to terminate the offer if by the closing, I have not received the following from the Company.

            4A. A written commitment from each of the holders of preferred shares that they have agreed to convert their shares to common shares simultaneously with the closing.

            4B. A written commitment from the holders of the Marden and Levy debt that they have agreed to accept common shares simultaneously with the closing in exchange for the indebtedness owed.

            4C. That the holders of a majority of the outstanding voting shares have executed an agreement to vote their shares at a stockholders meeting in favor of concluding the transaction with me and agreeing to vote for the slate of directors proposed by me.

      Item 5. Interest in Securities of the Issuer.

      I have the sole power to vote and dispose of the Shares. There is no shared power to vote or dispose of the Shares I own.

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The letter proposal of August 29, 2001 describes the arrangements and understandings currently existing between me and the Company regarding the transfer or voting of any securities, loans to the Company and the giving of proxies. The terms and conditions of the letter proposal are described in detail in Item 4, which is incorporated by reference and restated in response to Item 6.

      Item 7. Material to be Filed as Exhibits.

      The following document is filed as an Exhibit:

      Letter Proposal dated August 29, 2001 (relating to Maurice A. Halperin's acquisition of a controlling interest in nStor Technologies, Inc.)

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

DATE : September 5, 2001


/S/ Maurice A. Halperin
-----------------------------------------------------
Signature

Maurice A. Halperin
-----------------------------------------------------
Name and Title

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                               MAURICE A. HALPERIN
                              17890 Deauville Lane
                              Boca Raton, FL 33496

August 29, 2001

nStor Technologies, Inc.
100 Century Boulevard
West Palm Beach, Florida 33417

Attention:  Mr. H. Irwin Levy
            Chairman of the Board

Gentlemen:

This letter amends and restates my proposal of July 24, 2001, including all amendments to the July 24th proposal.

I will invest a total of $16,400,000 into nStor Technologies, Inc. under the following terms and conditions:

      1. All of the preferred stock, except for the preferred stock owned by David Sykes, shall be eliminated simultaneously with the closing, which I assume will be accomplished by conversion into common shares on whatever terms the company and the holders thereof agree.

      2. At the time of closing, the indebtedness due Bernard Marden and H. Irwin Levy in the amount of $1,250,000 will be eliminated through the issuance of shares on whatever terms you and they may decide.

      3. Prior to the closing, I will gift 3,192,444 common shares to the Halperin Foundation, a charitable foundation. I am not a trustee of and do not have the power to direct how the Halperin Foundation's assets are donated. I will receive a sufficient number of newly issued shares to provide me with ownership of 48.8888% of the outstanding common shares of the company after the closing. This means 48.8888% of the common shares and 48.8888% of all common shares issuable upon the conversion of any securities into common shares.

      4. The closing for the transaction shall be on September 28, 2001. I shall have the right to terminate this offer if, by the closing, I have not received from you the following:

            4A. A written commitment from each of the holders of preferred shares that they have agreed to convert their shares to common shares simultaneously with the closing.

            4B. A written commitment from the holders of the Marden and Levy debt that they have agreed to accept common shares simultaneously with the closing in exchange for the indebtedness owed.

            4C. That the holders of a majority of the outstanding voting shares have executed an agreement to vote their shares at a stockholders meeting in favor of concluding the deal with me and agreeing to vote for the slate of directors proposed by me.

I agree that the purchase price to be paid at closing will consist of $8 million in cash and tradable securities with a market value at the date of closing of $8,400,000. The $8 million in cash includes $3,100,000 in loans which I have already made to nStor in accordance with the terms of a promissory note dated August 14, 2001 in the principal amount of $2,100,000 and a revolving credit note dated August 14, 2001 in the amount of $1,000,000.

Very truly yours,


/s/ Maurice A. Halperin